# LEEWARD CAPITAL CORP.


Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410


*Trading Symbol: LWC*

[redacted]

04012322

*SEC 12g3-2(b) exemption: 82-3640*

**PRESS RELEASE**

Date: January 12, 2004

04 JAN 22 AM

SUPPL

**Leeward Capital Corp. and Jet Gold Corp. announce the formal signing of the Set Ga Done Gold Property in Myanmar on January 9, 2004**

James W. Davis, President of Leeward, is pleased to announce that formal signing of the Set Ga Done Concession been completed with the Department of Geological Survey and Mineral Exploration (DGSE), and have advised our joint venture partners, Jet Gold Corp.

The Set Ga Done Concession agreement was approved on December 10, 2003 by the government of the Union of Myanmar and consists of 700 square kilometres (70,000 hectares) in northern Shan State. The concession is located 200 kilometres northeast of Mandalay and 90 kilometres from the border of Yunnan Province in China.

Local miners have been exploiting gold from the Set Ga Done property since 1989 from surface and shallow underground workings. This steeply dipping gold zone, which trends toward the northwest can be traced for over 600 metres along strike before disappearing beneath a limestone ridge. Previous drilling utilizing a lightweight Winkie diamond drill rig was attempted on two occasions; however, these holes were abandoned due to poor ground conditions without fully testing this gold zone. One partial intersection of 9.80 g/t over 4.7 m was cored before encountering an open stope over the following 2.44 metres.

Gold mineralization in the area is hosted by Triassic volcanic rock units, which are overlain by a Lower Cretaceous carbonate formation. This geological setting bears some resemblance to the prolific Carlin Gold Trend in Nevada. In this context, the Set Ga Done Gold Zone can be interpreted as a possible feeder system into the overlying limestone.

The companies plan a two-phased exploration program commencing this month. The initial phase will consist of 1000 m of diamond drilling utilizing a larger drill rig along with property-scale exploration and follow-up of the previously delineated Nga Mu Gyi gold zone and a number of gold anomalies on the concession. The budget for the initial phase of exploration is US$230,000. Contingent upon exploration success, an additional 4000 metres of drilling are planned in the second phase of exploration prior to the end of May. Estimated expenditures for phase two are US$650,000.

The drilling program will be supervised by an experienced Canadian geologist resident in Myanmar. We have received a comprehensive 43-101 report on the property which will be available on SEDAR and the company's website shortly.

For further information, contact James W. Davis at (403) 265-4077, ext.202.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

dlw 1/22

*No Canadian stock exchange has approved or disapproved the contents of this release.*